Mail Stop 4561

      September 8, 2005

Steven D. Rudnik
Chief Executive Officer, President and
Director
Magnitude Information Systems, Inc.
401 State Route 24
Chester, NJ 07930


	Re:	Magnitude Information Systems, Inc.
   Form 10-KSB for the Fiscal Year Ended
   December 31, 2004
		Filed March 30, 2005
		File No. 000-32485

Dear Mr. Rudnik:

	We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Consolidated Statements of Operations, page 3

1. We note your inclusion of stock-based compensation in total operating expenses in the Consolidated Statements of Operations. Stock-based compensation must be allocated to the appropriate expense category to which it relates. For example, stock compensation relating to employees whose salaries are otherwise reflected as cost of goods sold must be reflected as cost of revenue. The amount may be shown parenthetically within the category or as a separate line item of the category. Stock-based compensation relating to other operating expenses such as research and development or selling, general and administrative can continue to be shown as one line item with footnote disclosures indicating the breakdown or you can revise to include parenthetical disclosures similar to cost of revenues. Conforming changes should be made to selected financial data and all other relevant sections of the filing. Tell us how you considered this guidance when preparing your financial statements.

Summary of Significant Accounting Policies

Securities Issued for Services, page 10

2. We note you apply a 50% discount when determining the fair value of options/warrants (using the Black Scholes pricing model) issued to non-employees for services due to the trading nature of your stock.
Tell us why you believe this discount is appropriate and tell us how you determined the amount of such discount. Also, provide the specific accounting literature that supports your conclusions with regards to the discount applied.

3. We also note you use a similar discount in valuing stock issued to employees for services. Tell us why you believe this discount is appropriate and how you considered paragraph 10 of APB 25 to record an expense based on the quoted market price of the stock less any money that the company receives in exchange.

4. For each period in which an income statement is presented, including the interim period through the date of your response, provide a schedule of options/warrants granted in exchange for services to both employees and non-employees that includes (a) the date of grant, (b) the number of option granted, (c) the name of the recipient, and (d) the fair value of the options/warrants and the assumptions and method used to determine such value.

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Patrick Gilmore at (202) 551-3406 or me at
(202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

??

??

??

??

Steven D. Rudnik
Magnitude Information Systems, Inc.
September 8, 2005
Page 1